UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 22, 2026
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Pecan; Arrived Homes Series Patrick; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Tuscan; Arrived Homes Series Salem; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Dewberry; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Forest; Arrived Homes Series Meadow; Arrived Homes Series Collinston; Arrived Homes Series Saddlebred; Arrived Homes Series Odessa; Arrived Homes Series Lily; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Coatbridge; Arrived Homes Series Lennox; Arrived Homes Series Olive; Arrived Homes Series Dawson; Arrived Homes Series Ridge; Arrived Homes Series Bayside; Arrived Homes Series Elm; Arrived Homes Series River; Arrived Homes Series Amber; Arrived Homes Series Westchester; Arrived Homes Series Limestone; Arrived Homes Series Jupiter; Arrived Homes Series Weldon; Arrived Homes Series Holland; Arrived Homes Series Elevation; Arrived Homes Series Oly; Arrived Homes Series McLovin; Arrived Homes Series Matchingham; Arrived Homes Series Rooney; Arrived Homes Series Diablo; Arrived Homes Series KerriAnn; Arrived Homes Series Sigma; Arrived Homes Series Grant; Arrived Homes Series Bandelier; Arrived Homes Series Ensenada; Arrived Homes Series Davidson; Arrived Homes Series Vernon; Arrived Homes Series Murphy; Arrived Homes Series Dolittle; Arrived Homes Series Butter; Arrived Homes Series Ribbonwalk; Arrived Homes Series Scepter; Arrived Homes Series Delta; Arrived Homes Series Saint; Arrived Homes Series Lovejoy; Arrived Homes Series Emporia; Arrived Homes Series Wave; Arrived Homes Series Tuxford; Arrived Homes Series Greenhill; Arrived Homes Series Kawana; Arrived Homes Series Chelsea; Arrived Homes Series Terracotta; Arrived Homes Series Otoro; Arrived Homes Series Hollandaise; Arrived Homes Series Hadden; Arrived Homes Series Avebury; Arrived Homes Series Tulip; Arrived Homes Series Jack; Arrived Homes Series Bedford; Arrived Homes Series Louise; Arrived Homes Series Gardens; Arrived Homes Series Peanut; Arrived Homes Series 100; Arrived Homes Series Grove; Arrived Homes Series Lanier; Arrived Homes Series Mammoth; Arrived Homes Series McGregor; Arrived Homes Series Point; Arrived Homes Series Roxy; Arrived Homes Series Wisteria; Arrived Homes Series Heron; Arrived Homes Series Stonebriar; Arrived Homes Series Heritage; Arrived Homes Series Magnolia; Arrived Homes Series Kirkwood; Arrived Homes Series Rosewood; Arrived Homes Series Apollo; Arrived Homes Series Baron; Arrived Homes Series Swift; Arrived Homes Series Wescott; Arrived Homes Series Wildwood; Arrived Homes Series Madison; Arrived Homes Series Abbington; Arrived Homes Series Burlington; Arrived Homes Series Lannister; Arrived Homes Series Nugget; Arrived Homes Series Pearl; Arrived Homes Series Hines; Arrived Homes Series Ritter; Arrived Homes Series 101; Arrived Homes Series Jake; Arrived Homes Series Holcomb; Arrived Homes Series Latte; Arrived Homes Series Dunbar; Arrived Homes Series Lookout; Arrived Homes Series Reynolds; Arrived Homes Series Kennesaw; Arrived Homes Series Pioneer; Arrived Homes Series Bazzel; Arrived Homes Series June; Arrived Homes Series Johnny; Arrived Homes Series Osprey; Arrived Homes Series Riverwalk; Arrived Homes Series Collier; Arrived Homes Series Folly; Arrived Homes Series Dorchester; Arrived Homes Series Dogwood; Arrived Homes Series Walton; Arrived Homes Series Clover; Arrived Homes Series Dolly; Arrived Homes Series Kenny; Arrived Homes Series Creekside; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Daisy; Arrived Homes Series Henry; Arrived Homes Series Sodalis; Arrived Homes Series Loretta; Arrived Homes Series Conway; Arrived Homes Series Belle; Arrived Homes Series Chitwood; Arrived Homes Series Spring; Arrived Homes Series Highland; Arrived Homes Series Wellington; Arrived Homes Series Braxton; Arrived Homes Series Reginald; Arrived Homes Series Camino; Arrived Homes Series Winston; Arrived Homes Series Inglewood; Arrived Homes Series Richardson; Arrived Homes Series Cumberland; Arrived Homes Series Bonneau; Arrived Homes Series Blossom; Arrived Homes Series Marcelo; Arrived Homes Series Taylor; Arrived Homes Series Aster; Arrived Homes Series Quincy; Arrived Homes Series Jill; Arrived Homes Series Marietta; Arrived Homes Series Mae; Arrived Homes Series Chester; Arrived Homes Series Shallowford; Arrived Homes Series Cypress; Arrived Homes Series Harrison; Arrived Homes Series Piedmont; Arrived Homes Series Kessler; Arrived Homes Series Creekwood; Arrived Homes Series Hansel; Arrived Homes Series Falcon; Arrived Homes Series Eagle; Arrived Homes Series Goose; Arrived Homes Series Gretal; Arrived Homes Series Mimosa; Arrived Homes Series Redondo; Arrived Homes Series Sundance; Arrived Homes Series Chickamauga; Arrived Homes Series Sequoyah; Arrived Homes Series Litton; Arrived Homes Series Brainerd; Arrived Homes Series Brooklyn; Arrived Homes Series Lurleen; Arrived Homes Series Regency; Arrived Homes Series Sunnyside; Arrived Homes Series Korin; Arrived Homes Series Dops; Arrived Homes Series Brennan; Arrived Homes Series Sajni; Arrived Homes Series Tuscarora; Arrived Homes Series Salinas; Arrived Homes Series Hansard; Arrived Homes Series Jefferson; Arrived Homes Series Marie; Arrived Homes Series Ella; Arrived Homes Series Douglas; Arrived Homes Series Cove; Arrived Homes Series Belvedere; Arrived Homes Series Avondale; Arrived Homes Series Martell; Arrived Homes Series Mycroft; Arrived Homes Series Longwoods; Arrived Homes Series Louis; Arrived Homes Series Fenwick; Arrived Homes Series Sims; Arrived Homes Series Osceola; Arrived Homes Series Augusta; Arrived Homes Series Cawley; Arrived Homes Series Bella; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series General; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Mary; Arrived Homes Series Onyx; Arrived Homes Series Palmer; Arrived Homes Series Porthos; Arrived Homes Series Simon; Arrived Homes Series Theodore; Arrived Homes Series Chinook; Arrived Homes Series Bergenia; Arrived Homes Series Felix; Arrived Homes Series Oscar; Arrived Homes Series Ellen; Arrived Homes Series Alvin; Arrived Homes Series Ballinger; Arrived Homes Series Briarwood; Arrived Homes Series Eastwood; Arrived Homes Series Abernant; Arrived Homes Series Calvin; Arrived Homes Series Fletcher; Arrived Homes Series Hargrave; Arrived Homes Series Hobbes; Arrived Homes Series Irene; Arrived Homes Series Peterson; Arrived Homes Series Richmond; Arrived Homes Series Winchester

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On January 22, 2026, Arrived Homes, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on January 23, 2026 and is expected to be paid on January 23, 2026. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated January 30, 2025 (“Offering Circular”).

Series of Arrived Homes, LLC	Dividend Amount per Share
Lierly	$ 0.083
Soapstone	$ 0.066
Pecan	$ 0.074
Patrick	$ 0.037
Plumtree	$ 0.079
Chaparral	$ 0.073
Splash	$ 0.061
Tuscan	$ 0.076
Salem	$ 0.045
Malbec	$ 0.039
Pinot	$ 0.047
Luna	$ 0.041
Kingsley	$ 0.017
Eastfair	$ 0.047
Mojave	$ 0.049
Wentworth	$ 0.057
Cupcake	$ 0.071
Basil	$ 0.051
Dewberry	$ 0.030
Forest	$ 0.015
Meadow	$ 0.038
Collinston	$ 0.018
Saddlebred	$ 0.017
Odessa	$ 0.015
Lily	$ 0.010
Saturn	$ 0.036
Sugar	$ 0.018
Coatbridge	$ 0.027
Lennox	$ 0.050
Olive	$ 0.047
Dawson	$ 0.012
Ridge	$ 0.048
Bayside	$ 0.040
Elm	$ 0.048
River	$ 0.054
Amber	$ 0.037
Westchester	$ 0.019
Limestone	$ 0.025
Jupiter	$ 0.039
Weldon	$ 0.038
Holland	$ 0.039
McLovin	$ 0.029
Matchingham	$ 0.052
Diablo	$ 0.037
Sigma	$ 0.045
Grant	$ 0.013
Bandelier	$ 0.036
Davidson	$ 0.036
Vernon	$ 0.029
Murphy	$ 0.027
Dolittle	$ 0.045
Butter	$ 0.033
Scepter	$ 0.036
Saint	$ 0.060
Lovejoy	$ 0.032
Emporia	$ 0.026
Tuxford	$ 0.019
Greenhill	$ 0.041
Chelsea	$ 0.055
Terracotta	$ 0.019
Hollandaise	$ 0.031
Hadden	$ 0.037
Avebury	$ 0.033
Tulip	$ 0.032
Jack	$ 0.024
Bedford	$ 0.027
Louise	$ 0.053
Peanut	$ 0.038
100	$ 0.024
Grove	$ 0.029
Lanier	$ 0.024
McGregor	$ 0.042
Point	$ 0.025
Roxy	$ 0.025
Wisteria	$ 0.041
Heron	$ 0.016
Stonebriar	$ 0.027
Heritage	$ 0.022
Magnolia	$ 0.011
Rosewood	$ 0.039
Baron	$ 0.032
Swift	$ 0.031
Wescott	$ 0.024
Wildwood	$ 0.047
Madison	$ 0.036
Abbington	$ 0.026
Burlington	$ 0.017
Lannister	$ 0.021
Nugget	$ 0.025
Pearl	$ 0.019
Hines	$ 0.034
Ritter	$ 0.025
Jake	$ 0.025
Holcomb	$ 0.033
Latte	$ 0.026
Dunbar	$ 0.026
Lookout	$ 0.041
Reynolds	$ 0.034
Kennesaw	$ 0.029
Pioneer	$ 0.026
Bazzel	$ 0.023
June	$ 0.020
Osprey	$ 0.026
Riverwalk	$ 0.037
Collier	$ 0.036
Folly	$ 0.025
Dorchester	$ 0.011
Dogwood	$ 0.047
Walton	$ 0.028
Clover	$ 0.028
Dolly	$ 0.017
Creekside	$ 0.041
Willow	$ 0.026
Wilson	$ 0.034
Daisy	$ 0.045
Henry	$ 0.028
Loretta	$ 0.017
Conway	$ 0.019
Chitwood	$ 0.033
Spring	$ 0.030
Highland	$ 0.031
Wellington	$ 0.027
Braxton	$ 0.028
Camino	$ 0.036
Winston	$ 0.030
Inglewood	$ 0.008
Richardson	$ 0.038
Cumberland	$ 0.034
Bonneau	$ 0.017
Blossom	$ 0.029
Marcelo	$ 0.018
Aster	$ 0.022
Quincy	$ 0.028
Jill	$ 0.019
Marietta	$ 0.017
Mae	$ 0.029
Harrison	$ 0.036
Piedmont	$ 0.010
Kessler	$ 0.023
Creekwood	$ 0.018
Hansel	$ 0.010
Falcon	$ 0.045
Eagle	$ 0.039
Goose	$ 0.043
Gretal	$ 0.039
Mimosa	$ 0.025
Redondo	$ 0.016
Sundance	$ 0.035
Chickamauga	$ 0.043
Sequoyah	$ 0.010
Litton	$ 0.047
Brainerd	$ 0.048
Brooklyn	$ 0.027
Lurleen	$ 0.026
Regency	$ 0.021
Sunnyside	$ 0.030
Korin	$ 0.045
Dops	$ 0.051
Tuscarora	$ 0.040
Salinas	$ 0.037
Hansard	$ 0.047
Jefferson	$ 0.056
Marie	$ 0.053
Ella	$ 0.047
Cove	$ 0.032
Belvedere	$ 0.048
Avondale	$ 0.033
Martell	$ 0.036
Mycroft	$ 0.029
Louis	$ 0.045
Fenwick	$ 0.032
Sims	$ 0.043
Osceola	$ 0.019
Augusta	$ 0.042
Cawley	$ 0.032
Bella	$ 0.036
Franklin	$ 0.031
Marion	$ 0.034
Marple	$ 0.037
Mary	$ 0.055
Onyx	$ 0.034
Palmer	$ 0.032
Porthos	$ 0.040
Simon	$ 0.050
Theodore	$ 0.048
Chinook	$ 0.036
Bergenia	$ 0.047
Felix	$ 0.030
Oscar	$ 0.033
Ellen	$ 0.039
Alvin	$ 0.062
Ballinger	$ 0.035
Briarwood	$ 0.048
Eastwood	$ 0.038
Abernant	$ 0.048
Calvin	$ 0.059
Fletcher	$ 0.055
Hargrave	$ 0.036
Hobbes	$ 0.044
Irene	$ 0.055
Peterson	$ 0.050
Richmond	$ 0.044
Winchester	$ 0.037

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 22, 2026.

ARRIVED HOMES, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer